Orrin G. Hatch

[redacted]

Salt Lake City, Utah 84103

August 6, 2021

Bradley C. Robinson
Chief Executive Officer
Predictive Technology Group
2735 E. Parleys Way, Suite 205
Salt Lake City UT 84109

Brad,

As you know, my personal and family responsibilities have been increasing. Therefore, as we discussed, I am tendering my resignation from the board, effective immediately. My resignation is not the result of disagreements with the board or management.

I have valued getting to know you during my short association with the company, and wish you all the best going forward.

Warmest regards,

/s/

Orrin G. Hatch